EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on May 15, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Press release in connection with the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2025;

(b)
Declaration of a cash dividend of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending June 15, 2025 and payable on June 15, 2025 to the holder of record as of May 22, 2025.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2024, which are sufficient to cover the total amount of the dividend declared;

(c)
Appointment of Mr. John Gregory Y. Palanca as Senior Vice President and Consumer Business Home Head effective May 16, 2025;

(d)
Appointment of Mr. Jeremiah M. de la Cruz as Senior Vice President and Senior Advisor to the PLDT Chief Operating Officer effective May 16, 2025; and

(e)
Appointment of Mr. Alvin S. Ilano as Vice President and Network Field and Facilities Management Head effective July 1, 2025.

May 15, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2025.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,338 As of March 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 15, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No.: 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 15, 2025, the Board approved the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2025.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 15, 2025

CONSOLIDATED GROSS SERVICE REVENUES ROSE 2% TO ₱53.4 B IN Q1 2025,
NET SERVICE REVENUES GREW 1% TO ₱49.0 B

NET SERVICE REVENUES EXCLUDING LEGACY REVENUE DRAG UP 2%

DATA/BROADBAND NOW 85% OF SERVICE REVENUES, UP 2% TO ₱41.4B

CONSOLIDATED EBITDA 2% HIGHER AT ₱27.9 B

EBITDA MARGIN STEADY AT 52%

Q1 2025 TELCO CORE INCOME SOFTENED BY 6% TO ₱8.8 B

CORE INCOME STABLE YEAR ON YEAR AT ₱8.9 B

INDIVIDUAL WIRELESS REVENUES AT ₱21.3 B

MOBILE DATA REVENUES STEADY AT ₱18.8 B

ACTIVE MOBILE DATA USERS AT 40.9 M

FIBER-ONLY REVENUES ROSE 7% TO ₱14.7 B,

FIBER NOW ACCOUNTS FOR 97% OF TOTAL HOME REVENUES OF ₱15.2 B,

INCREASING FROM 92% AS OF FY24

ENTERPRISE REVENUES AT ₱11.9 B

CORP DATA/ICT REVENUES AT ₱8.8 B

MAYA ACHIEVES 1ST QUARTER PROFITABILITY,
CONTRIBUTING ₱127M TO PLDT’S CORE INCOME

2025 CAPEX GUIDANCE AT ₱68-70 B

PLDT, SMART BIODIVERSITY POLICY COMMIT TO ‘NO NET DEFORESTATION’ AND ‘NO NET LOSS IN FOREST COVER’

MANILA, Philippines 15th May 2025 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) reported a 2% rise (₱1.2 billion) in Gross Service Revenues to ₱53.4 billion, while Consolidated Service Revenues (net of interconnect costs) grew by 1% (₱0.3 billion) to ₱49.0 billion in the first quarter of 2025. Data and broadband, which grew by 2% (₱0.69 billion) to ₱41.4 billion, contributed 85% of Consolidated Service Revenues. Excluding legacy revenue drag, Consolidated Service Revenues were higher by 2% year-on-year.

Consolidated EBITDA grew by 2%, or ₱0.6 billion to ₱27.9 billion in the same period. EBITDA margin remained steady at 52% despite pressures from rising costs, which were tightly managed.

Telco Core Income, which excludes the impact of asset sales and attributable profit from Maya Innovations Holdings, reached ₱8.8 billion, lower by 6% or ₱0.5 billion than the same period last year. However, overall Core Income remained steady year on year at ₱8.9 billion, supported by Maya’s positive contribution. Reported Income for the first quarter of 2025 was at ₱9.0 billion, softening by 8%.

“We’re navigating a softer market environment, but our fundamentals are intact. Broadband and fiber continue to anchor the business, while digital finance is emerging as a strong new driver. We remain focused on recovery and growth across all segments,” said Manuel V. Pangilinan, PLDT and Smart Chairman and CEO.

Consolidated Net Debt as of end-March 2025 amounted to ₱270.7 billion, while Net Debt-to-EBITDA improved to 2.48x, compared with year-end 2024. Gross Debt was at ₱285.0 billion, with maturities well spread out. 14% of Gross Debt is denominated in U.S. dollars while 5% of total debt is unhedged. PLDT’s credit ratings from Moody’s and S&P Global remain at investment grade.

Home: Enhanced network investments delivering diverse offerings

PLDT Home increased its momentum in Q1 2025, with fiber-only revenues reaching ₱14.7 billion, up 7% year-on-year, ₱0.9 billion higher. Fiber now accounts for 97% of Home’s total ₱15.2 billion revenues, up from 92% in 2024. Legacy revenues now account for only 3% of total Home revenues.

Home continues to set the industry standard for value and loyalty, with the highest average revenue per user (ARPU) at ₱1,493 and the lowest churn rate at just 1.99%.

Subscriber momentum remains robust, with PLDT Home reaching a total of 3.47 million fiber subscribers as of end-March 2025, driven by 101 thousand fiber net adds during the quarter. Notably, 80% of new subscribers opted for higher-value broadband plans, reflecting strong demand for premium connectivity experiences. Growth will remain fueled by continued fiber expansion, rising demand for high-speed connectivity, and the appeal of bundled offers that add value to the customer experience.

Enterprise: Resilient revenue performance driven by strong ICT growth

PLDT Enterprise posted ₱11.9 billion in net service revenues in Q1 2025, supported by sustained demand for connectivity and digital solutions across sectors. Corporate data and ICT revenues rose 1% to ₱8.8 billion, accounting for 74% of Enterprise revenues.

Fixed data services and SD-WAN remained consistent growth contributors (up 16% and 17%, respectively).

The revenues of PLDT’s ICT subsidiary, ePLDT, rose 16% year-on-year, led by triple-digit growth in Managed IT Services (+101%), along with gains in Cybersecurity (+69%) and Credit Scoring (+48%).

On the other hand, VITRO Inc., PLDT’s data center operator, recorded a 37% increase in Data Center Colocation revenues, driven by continued demand for hyperscaler and AI workloads. VITRO Sta. Rosa, energized in 2024, remains the country’s first and only hyperscaler AI-ready facility.

The upcoming activation of the Asia Direct Cable (ADC) will further enhance PLDT’s subsea connectivity portfolio which would include 15 existing international cable systems.

To advance digital transformation nationwide, PLDT Enterprise held Tech Week roadshows in Cebu and Davao, engaging local leaders in conversations on upskilling, innovation, and inclusive digital growth.

Individual Wireless: Rapid 5G take up laying the foundation for future growth

PLDT’s Individual Wireless segment generated revenues of ₱21.3 billion in the first three months of 2025, maintaining resilience amid competitive market dynamics.

Data revenues held steady year on year at ₱18.8 billion. Data now constitutes 88% of the segment’s total revenues, reflecting the continuing trend towards digital lifestyles.

Active data users stood at 40.9 million at the end of March 2025. Additionally, mobile data traffic saw healthy growth, rising by 6% year-on-year to reach 1,378 Petabytes, driven by higher content consumption and continued adoption of digital devices.

5G momentum surged, with traffic up 81% and 5G devices jumping 60% quarter-on-quarter. The lift was driven by more affordable 5G phones, compelling data offers, and continued upgrades to our nationwide network.

PLDT's Wireless subscriber base remains strong, with Smart and TNT serving 58.61 million mobile subscribers as of end-March 2025.

Network: Unparalleled fiber footprint, most extensive in the country

The PLDT Group’s fiber footprint remains the most extensive in the Philippines with around 1.2 million cable kilometers. Homes passed reached 18.76 million in 73% of the country’s towns and 91% of total provinces. Smart’s combined 5G/4G network now covers around 97% of the national population.

Capex for the first quarter of 2025 amounted to ₱6.3 billion, compared with ₱11.3 billion in the previous year. Capex intensity ratio (capex as a percentage of service revenues)

landed at 20%, versus 30% in the same period last year. While we continue to target lower Capex intensity, the decrease in the first quarter was partly due to timing, with the majority of project completions scheduled for the second half of the year. Our full-year Capex guidance remains at ₱68–70 billion.

Sustained Growth, First-Quarter Profitability Fuel Maya’s Momentum

Maya, the Philippines’ leading fintech ecosystem, delivered a strong performance in the first quarter of 2025, accelerating growth across its banking, lending, and payments businesses while increasing net profit margins. The Company ended the quarter with ₱44 billion in deposits (+49% YoY), cementing its leadership as the #1 digital bank by deposit base and customer count, with 6.8 million customers (+88% YoY). Loan disbursements reached ₱28 billion for the quarter (3x YoY), bringing total disbursements since inception to ₱120 billion. Maya also maintained healthy asset quality, with a 3.5% NPL ratio—well below industry averages.

Maya is scaling its consumer platform through deeper product offerings. On the consumer credit front, Maya has issued nearly 200,000 credit cards in partnership with Landers and has now announced the launch of Maya Black—its hi-tech premium card offering.

Maya also remains the #1 merchant acquirer in the country, holding the largest market share in card payments processing. In 2024, it processed over ₱1 trillion in payments for merchants across a diversified base. Its Maya Business platform continues to serve large enterprises and MSMEs with integrated tools for payments, deposits, and credit.

Maya’s Q1 performance reinforces its leadership in digital banking and payments—and sets the stage for continued innovation, scale, and financial inclusion throughout 2025.

Sustainability

Following its inclusion in the S&P Global Sustainability Yearbook 2025, PLDT continues to expand its environmental, social, and governance (ESG) practices and integrate sustainability into core operations.

Amid global shifts in ESG expectations, PLDT and Smart remain committed to responsible business as a foundation for long-term profitability.

In Q1 2025, the Group launched internal education campaigns to deepen understanding of key ESG topics, including climate change, resource efficiency, diversity and inclusion, gender-based harassment, and the Sustainable Development Goals (SDGs).

Biodiversity

PLDT and Smart formalized Biodiversity Policies to integrate conservation into business operations. As network infrastructure expands nationwide, the Group commits to No Net

Deforestation and No Net Loss in Forest Cover, in compliance with environmental regulations and to minimize ecological impact.

In March 2025, PLDT and Smart also joined other MVP Group companies in backing the DENR’s Forest for Life reforestation program.

Circularity

The “Be Kind. Recycle.” program on electronic waste (e-waste) management continued to scale, expanding access to DENR-accredited disposal channels, supporting landfill diversion, and reducing carbon emissions.

Smart deployed the initiative in more schools and youth communities, with e-waste drives and sustainability talks in National University campuses across Fairview, Lipa, Dasmariñas, and Baliwag. Efforts also extended to Baguio through partnerships with the City Government, DENR–CAR, and universities.

As of March 2025, the program had activated 190 collection sites, recovered 24+ metric tons of e-waste, and prevented nearly 10 tons of carbon emissions. Expansion efforts are ongoing.

Child Protection

Under their Human Rights Policy, PLDT and Smart uphold children’s rights in the workplace, marketplace, and community. In February 2025, Smart launched the Smart Junior Plan, highlighting investments in child protection platforms and cybersecurity that complement parental controls.

From January to March 2025, PLDT and Smart blocked 53.8 billion attempts to access malicious domains, 200,000 mobile numbers linked to phishing and vishing, and 300,000 URLs tied to online sexual abuse and exploitation of children (OSAEC). Cumulatively, 1.7 million OSAEC-related URLs and content have been blocked since June 2021.

Other Milestones

PLDT and Smart continue to share expertise and collaborate on sustainable business practices.

Chief Sustainability Officer Melissa Vergel de Dios was elected to the Board of Trustees of the Global Compact Network Philippines (GCNP), while PLDT joined the Governing Council of the Philippine Business Coalition for Women Empowerment (PBCWE).

GCNP promotes corporate adherence to UN Global Compact principles on human rights, labor, environment, and anti-corruption, while PBCWE champions gender equality in the workplace.

These leadership roles underscore PLDT and Smart’s ongoing commitment to advancing sustainability and supporting the Philippines’ progress toward the UN SDGs.

Outlook

As PLDT continues to deal with an increasingly complicated environment, and a telco world generally regarded as ex-growth, the Group remains grounded in its long-term strategy—pursuing both resilience and innovation. Strength in core businesses, continued network investments, and progress in digital platforms reinforce the Company’s direction for the rest of the year.

“We’re staying the course—focused on execution, customer experience, and building the connectivity infrastructure and IT solutions for future growth,” said Pangilinan. “Our priorities remain clear: to deliver value to our stakeholders, expand digital access and solutions, and position the Group for long-term presence as the largest integrated digital company.”

X X X

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2025 and December 31, 2024

(in million pesos)

	March 31, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	318,342	318,069
Right-of-use assets	39,603	39,111
Investments in associates and joint ventures	52,854	52,764
Financial assets at fair value through profit or loss	1,097	1,101
Debt instruments at amortized cost – net of current portion	350	370
Investment properties	5,515	3,000
Goodwill and intangible assets	64,454	64,464
Deferred income tax assets – net	12,386	14,643
Derivative financial assets – net of current portion	419	385
Prepayments and other nonfinancial assets – net of current portion	60,196	61,929
Contract assets – net of current portion	422	485
Other financial assets – net of current portion	3,122	3,126
Total Noncurrent Assets	558,760	559,447
Current Assets
Cash and cash equivalents	13,759	10,011
Short-term investments	100	136
Trade and other receivables	31,362	31,612
Inventories and supplies	2,747	3,306
Current portion of contract assets	1,286	1,401
Current portion of derivative financial assets	28	30
Current portion of debt instruments at amortized cost	45	25
Current portion of prepayments and other nonfinancial assets	11,151	9,975
Current portion of other financial assets	759	831
	61,237	57,327
Assets classified as held-for-sale	6,671	6,501
Total Current Assets	67,908	63,828
TOTAL ASSETS	626,668	623,275

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	32,757	33,901
Other comprehensive loss	(42,720)	(43,892)
Total Equity Attributable to Equity Holders of PLDT	115,447	115,419
Noncontrolling interests	1,349	1,316
TOTAL EQUITY	116,796	116,735

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2025 and December 31, 2024

(in million pesos)

	March 31, 2025	December 31, 2024
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	262,901	258,246
Lease liabilities – net of current portion	46,231	46,703
Deferred income tax liabilities – net	49	60
Customers’ deposits	2,002	2,046
Pension and other employee benefits	3,606	3,548
Deferred credits and other noncurrent liabilities	7,295	7,475
Total Noncurrent Liabilities	322,084	318,078
Current Liabilities
Accounts payable	60,011	66,722
Accrued expenses and other current liabilities	83,862	85,488
Current portion of interest-bearing financial liabilities	20,165	23,340
Current portion of lease liabilities	7,584	7,335
Dividends payable	12,135	2,005
Current portion of derivative financial liabilities	630	97
Income tax payable	1,714	1,860
	186,101	186,847
Liabilities associated with assets classified as held-for-sale	1,687	1,615
Total Current Liabilities	187,788	188,462
TOTAL LIABILITIES	509,872	506,540
TOTAL EQUITY AND LIABILITIES	626,668	623,275

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the three months ended March 31, 2025 and 2024

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Three Months Ended
	March 31,
	2025	2024
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	53,421	52,195
Non-service revenues	1,856	2,029
	55,277	54,224
EXPENSES
Selling, general and administrative expenses	18,851	19,276
Depreciation and amortization	13,001	11,642
Cost of sales and services	3,366	3,253
Asset impairment	867	959
Interconnection costs	4,464	3,491
	40,549	38,621
	14,728	15,603

OTHER EXPENSES — NET	2,924	2,411

INCOME BEFORE INCOME TAX	11,804	13,192

PROVISION FOR INCOME TAX	2,740	3,299
NET INCOME	9,064	9,893
ATTRIBUTABLE TO:
Equity holders of PLDT	9,025	9,824
Noncontrolling interests	39	69
	9,064	9,893
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	41.71	45.40
Diluted	41.71	45.40

	PLDT Consolidated
	First Quarter
(Php in mn)	2025	2024	% Change

Total revenues	55,277	54,224	2%

Service revenues (a)	53,421	52,195	2%

Expenses (b)	40,549	38,621	5%

EBITDA (c)	27,865	27,315	2%
EBITDA Margin	52%	52%

Income before Income Tax	11,804	13,192	(11%)

Provision for Income Tax	2,740	3,299	(17%)

Net Income - Attributable to Equity Holders of PLDT	9,025	9,824	(8%)

Telco Core Income (d)	8,776	9,320	(6%)

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	53,421	52,195	2%
Interconnection costs	4,464	3,491	28%
Service Revenues, net of interconnection costs	48,957	48,704	1%

(b) Expenses includes Interconnection Costs and MRP expenses
(c) EBITDA excluding the impact of MRP
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP and share in Maya Innovations Holdings gains (losses)

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles	Sarah Azucena-Reodica
pldt_ir_center@pldt.com.ph	corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://main.pldt.com/

May 15, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,338 As of March 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 15, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 15, 2025, the Board declared a cash dividend of ₱12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending June 15, 2025 and payable on June 15, 2025 to the holder of record as of May 22, 2025.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2024, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 15, 2025

May 15, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits a copy of SEC Form 17-C regarding the appointment of officers.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,338 As of March 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 15, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

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11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 15, 2025:

a.
The Board approved the appointment of Mr. John Gregory Y. Palanca as Senior Vice President and Consumer Business Home Head, concurrent to his position as Sales and Development Head, effective May 16, 2025.

b.
The Board approved the appointment of Mr. Jeremiah M. de la Cruz as Senior Vice President and Senior Advisor to the PLDT Chief Operating Officer effective May 16, 2025.

c.
The Board approved the appointment of Mr. Alvin S. Ilano as Vice President and Network Field and Facilities Management Head effective July 1, 2025.

Prior to his appointment, Mr. Ilano held the following positions at Smart Communications, Inc.: (a) Vice President for Transport and Supporting Facilities Planning and Engineering from 2023 to 2025; (b) Vice President for Network Field Services from 2019 to 2023; and (c) Vice President for Technical Operations Center from 2017 to 2019. He also served as Network Operations Director at Verizon Wireless (California, USA) from 2012 to 2015.

Mr. Ilano obtained his Bachelor of Science degree in Electronics and Communications Engineering from Mapua University in 1994. He completed his Executive Master of Business Administration at the New York Institute of Technology in 2006.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 15, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : May 15, 2025